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W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com
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September 7, 2022

Ms. Jessica Livingston Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:
Teucrium Commodity Trust
Amendment No. 5 to
Registration Statement on Form S-1
Filed August 24, 2022
File No. 333-256339

Dear Ms. Livingston:

                On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Hashdex Bitcoin Futures Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated September 6, 2022 in regard to the Fund’s amended registration statement on Form S-1 filed on August 24, 2022 (the “Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement.

Please note that the page numbers in the Staff's comments may no longer apply due to the deletion or addition of disclosure. Accordingly, we have included new page numbers in our responses corresponding to the newly revised disclosure. For convenience, each of the Staff’s comments are restated below, with the response following.

Pre-Effective Amendment No. 5 to Form S-1 Filed August 24, 2022

General

1.
Comment:            Refer to your response to comment 1. Please tell us how you considered whether the transaction effecting the transfer of assets to the New Fund will be registered or exempt under the Securities Act. Please also:

●
describe the "long-term business goals" furthered by transferring sponsorship of the Fund from the Sponsor to Toroso in sufficient detail so that a prospective investor can evaluate how your goals, objectives, and strategy may impact an investment in the Fund; and

●
disclose in an appropriate place that the transaction may require registration (or an exemption), an amendment to the Fund's existing listing standards, and receipt of other regulatory approvals and how you will inform shareholders that the definitive transaction has been consummated.

Response:             For the information of the staff, the Support Agreement (the "Agreement") outlines the general structure of the proposed transfer of assets from the Fund to the New Fund (the "Transaction"). This provision was drafted broadly because additional details regarding the structure of the Transaction and the formalization of the respective roles of the parties to the Agreement (the "Parties") will be necessary before the Transaction can be fully analyzed to determine corresponding registration requirements.

Generally speaking, the first element of this registration analysis will be whether the Transaction, because shareholders are not required to vote, will constitute an exchange by Fund shareholders of their shares for a new security.1 The Transaction is not expected to materially modify the rights of Fund shareholders. In a similar situation, the SEC staff provided no-action assurances under Section 5 of the Securities Act and Rule 145 thereunder when the terms of the security were not impacted and the issuer's rights and obligations were not changed. In this regard, the Preliminary Note to Rule 145 explains that the "thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security."2

1 The Trust's Declaration of Trust permits the sponsor of the Fund, without a shareholder vote, to among other things transfer the assets of the Fund to the New Fund.
2 See, e.g., The Manufacturers Life Insurance Company of North America, SEC No-Action letter dated December 27, 2001 (SEC staff would not recommend enforcement action to the Commission under Section 5 of the 1933 Act and Rule 145 thereunder if, without registration under the Securities Act, target insurer transfers to surviving insurer assets equal to the reserves and other liabilities under a registered investment option under certain variable annuity contracts, as a result of which the surviving insurer would assume all of the obligations and responsibilities of the target insurer and the terms of the investment options would not be changed).

If the Transaction were determined to constitute an exchange of a new security (in the form of shares issued by the New Fund) for shares of the Fund, absent an applicable exemption, the Transaction would be required to be registered under the Securities Act. In light of the expectation that the terms of the shares of the New Fund are not expected to be materially modified, the Parties do not expect to rely on any registration exemption.

The Registration Statement has been revised to include the following disclosure about the long-term business goals of the Parties:

Specifically, Hashdex and Toroso have experience in the digital asset and exchange-traded fund industry, and seek to offer a bitcoin futures based fund as part of their long-term business goals. The Parties believe that the Sponsor is best positioned for the initial establishment and operation of the Fund, given the Sponsor’s experience in forming and operating similarly structured exchanged-traded products registered under the Securities Act of 1933 (the “1933 Act”). Accordingly, the Sponsor is responsible for the initial creation and operation of the Fund. Then, when Hashdex and Toroso have the necessary experience and resources to operate the Fund, the eventual transfer to Toroso will effectuate Hashdex and Toroso’s long-term business goals. The Parties do not believe that the long-term business goals will have any impact on a shareholder’s investment in the Fund.

The Registration Statement has also been revised to include the following disclosure:

The transaction may require registration under the 1933 Act, or an exemption from such registration, an amendment to the Fund’s existing listing standards and receipt of other regulatory approvals. The Fund and the New Fund will file current reports on Form 8-K including a press release notifying shareholders that the definitive transaction has been consummated.

What Are the Risk Factors Involved with an Investment in the Fund
The price of bitcoin can be volatile which could cause large fluctuations in the price of Shares., page 27

1.
Comment:                                 Refer to your response to comment 25 from our letter dated June 30, 2022. Please update this risk factor by quantifying any significant single day price declines that have occurred since September 7, 2021.

Response:
The Registrant has updated the table in the noted risk factor to reflect additional significant single day price declines that have occurred since September 7, 2021.

Please contact the undersigned at (202) 312-3331 (tconner@vedderprice.com) or John Sanders at (202) 312-3332 (jsanders@vedderprice.com) with any questions or comments.

Very truly yours, W. Thomas ConnerShareholder

cc:
Cory Mullen-Rusin